May 29, 2014

Via Edgar

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Foresight Energy LP
Amendments No. 9 and No. 10 to Registration Statement on Form S-1
Filed May 21, 2014 and May 22, 2014
File No. 333-179304

Dear Mr. Reynolds:

This letter sets forth Foresight Energy LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated May 27, 2014 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Partnership has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 11 to the Registration Statement (“Amendment No. 11”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 11. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 11 unless stated otherwise.

Foresight Energy LP, page 1

1.

Please provide an expanded response to comment 5 in our letter dated May 20, 2014 that addresses the full nature and extent of the relationships between David Jude and Chris Cline and their affiliates. It appears, for example, that David Jude has piloted aircraft for Chris Cline. It also appears that Mr. Cline decides what projects are undertaken by Coal Field Transports, Inc. and its affiliates, as well as the terms of those projects. In light of these factors, please explain to us why you believe Coal Field Transports is “independent” and a “third party.”

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been revised to describe the operators as affiliates of the Partnership due to the treatment as “variable interest entities” and the ability of the Partnership to exert influence over certain long-term and strategic decisions of these operators. Please see pages 13, 32-35, 97, 126-130, 137-138 and 189 of Amendment No. 11.

In addition, the Partnership advises the Staff in response to the Staff’s inquiry regarding the nature and extent of the relationship between Chris Cline and David Jude, that, Mr. Cline and Mr. Jude are friends and have been close for over 20 years. They remain close and are social on a day-to-day basis. In addition, Mr. Jude is a licensed pilot, and has piloted Mr. Cline’s aircraft and helicopter. However, Mr. Jude received no compensation for those activities.

2.	Please revise where appropriate to clarify the nature and extent of Mr. Cline’s role with respect to, as well as the ownership and management of, Coal Field Transports, Inc. In this regard, your revised disclosure should:

•	Avoid terms such as “independent third party” if Mr. Cline exercises effective control over what projects Coal Field Transports, Inc. undertakes;

•	Identify Messrs. Beyer and Moravec instead of using the defined term “Partnership executives” or otherwise indicate, if true, that they are the sole members of the group that oversees mining by Coal Field Transports, Inc. and its affiliates;

•	Identify the company that employs the two presidents described in the second full paragraph on page 137; and

•	Identify Mr. Cline instead of using the defined term “Principal Strategy Advisor.”

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 7, 13, 32-35, 97, 126-130, 137-138 and 189 of Amendment No. 11.

Dilution, page 59

3.	We note your disclosure in response to our prior comment 1. Please quantify, by reconciliation if necessary, any adjustments made to the March 31, 2014 Foresight

Energy LLC members’ deficit attributable to controlling interests of $118,492,000 when determining the pro forma net tangible book value (before the offering).

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 59 of Amendment No. 11. The Partnership further advises the Staff that Foresight Energy LLC members’ (deficit) equity attributable to controlling interests is ($126.1 million) as of March 31, 2014 and no adjustment is necessary to determine the net tangible book value per common unit before the offering. The Partnership notes that the $118,492,000 referenced in the Staff’s comment represents the total members’ deficit (inclusive of noncontrolling interest equity) as of March 31, 2014. Please see page 60 of Amendment No. 11.

Capitalization, page 60

4.	We note from your disclosure in response to our prior comment 3 you do not expect to realize any gain or loss on the sale of the longwall shields and the repayment of amounts due under the Interim Longwall Financing Arrangement. Please explain the components of the transaction such that no gain or loss will be recognized (i.e. tell us the carrying value of the longwall shields and equipment, the amount and nature of the proceeds to be received from the sale, the amount of the principal and interest to be paid, and how you will account for differences between these amounts, if any).

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that the Partnership no longer plans to sell the longwall shields and equipment. The Partnership further advises the Staff that all amounts outstanding under the Interim Longwall Financing Arrangement have been repaid with borrowings under the Revolving Credit Facility. The Registration Statement has been revised to reflect this, as well as the anticipated repayment of a corresponding amount under the Term Loan Facility. Please see pages 60-61, 73, 106, 109 and 198 of Amendment No. 11.

5.	We note the additional disclosure added in response to our prior comment 4. Please expand your disclosure to quantify the various components underlying your computation of the “As Adjusted” Foresight Energy LP partners’ capital amounts so as to enable the reader to re-compute these amounts.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 61 of Amendment No. 11. The Partnership advises the Staff that it is submitting through EDGAR a letter containing certain supplemental information to assist the Staff in its review of the Registration Statement, and that the Partnership will request confidential treatment of certain parts of such letter pursuant to Rule 83.

[Remainder of page intentionally blank]

The Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact Oscar Martinez, our Chief Financial Officer, at (314) 932-6102 or oscar.martinez@foresight.com with any questions or comments regarding this letter.

Sincerely,

/s/ Michael J. Beyer
Michael J. Beyer Chief Executive Officer and President

cc:	Oscar Martinez (Foresight Energy LP)
Rashda M. Buttar (Foresight Energy LP)
William J. Miller (Cahill Gordon & Reindel LLP)
Kimberly C. Petillo-Décossard (Cahill Gordon & Reindel LLP)